Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

March 31, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 27, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from WiMi Hologram Cloud Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American depositary shares, every American depositary share representing the right to receive two Class B ordinary shares of WiMi Hologram Cloud Inc.

Class B ordinary shares, par value US$0.0001 per share*

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.
We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

* Not for trading, but only in connection with the listing of the American depositary shares on The Nasdaq Stock Market LLC. The American depositary shares represent the right to receive underlying Class B ordinary shares and are being registered under the Securities Act of 1933, as amended, pursuant to a separate Registration Statement on Form F-6. Accordingly, the American depositary shares are exempt from registration under Section 12(a) of the Securities Exchange Act of 1934 pursuant to Rule 12a-8 thereunder.

William Slattery